SodaStream International Ltd.

Chief Financial Officer’s Commentary

Third Quarter 2013

Revenue

Third quarter revenue increased 28.5% to $144.6 million from $112.5 million in the third quarter 2012.

Americas’ revenue increased 28.5% to $49.8 million from $38.7 million; Western Europe revenue increased 43% to $75.5 million from $52.6 million; Asia-Pacific revenue was $8.6 million compared to $10.9 million in the third quarter 2012. CEMEA revenue was $10.7 million compared to $10.3 million in the third quarter 2012.

The following table sets forth each region’s contribution to total revenue and a comparison with the third quarter 2012 (percentage):

Region	Portion of the revenue in three months ended		Revenue increase (decrease) between periods
	September 30, 2012	September 30, 2013
The Americas	34.4%	34.4%	28.8%
Western Europe	46.7%	52.3%	43.4%
Asia-Pacific	9.7%	5.9%	(21.3%)
Central & Eastern Europe, Middle East & Africa	9.2%	7.4%	4.2%
Total	100.0%	100.0%	28.5%

Revenue increase was driven by Western Europe and the Americas with continued growth in household penetration in Germany, France and the U.S. demonstrated by the growing number of Soda Makers and Consumables. Asia-Pacific’s revenue decrease was mainly attributable to Japan while CEMEA’s revenue demonstrated a slight increase.

Soda maker unit sales increased 27% to a record 1.2 million from 940,000 mainly driven by the growth in Germany, France and the U.S. CO2 refill unit sales increased 34% to 5.8 million; and flavor unit sales increased 7% to 8.3 million. The CO2 refill unit sales increase reflects global growth following continued expansion of our user base.

Gross Margin

Gross margin for the third quarter 2013 was 54.1% compared to 54.2% for the same period in 2012. The slight decline was primarily attributable to higher percentage of subcontracted manufacturing and the strengthening of the Israeli Shekel, partially offset by a higher portion of direct distribution.

Sales & Marketing

Sales and marketing expenses in the quarter totaled $47.5 million, or 32.9% of revenue, compared to $35.8 million, or 31.8% of revenue for the third quarter 2012. Additional expenses are attributable to revenue growth and to our newly acquired Canadian and Italian distributers.

Selling expenses within sales and marketing amounted to $25.1 million, or 17.4% of revenue, compared to $20.0 million or 17.8% of revenue in the third quarter 2012.Advertising and promotion expenses were $22.4 million, or 15.5% of revenue in the quarter, compared to $15.8 million, or 14.1% of revenue in the third quarter 2012.

General & Administrative

General and administrative expenses for the third quarter were $12.7 million, or 8.8% of revenue, compared to $8.7 million, or 7.8% of revenue in the third quarter 2012, mainly due to an increase of $1.4 million in share-based compensation expense to $2.9 million in the quarter, compared to $1.5 million in the third quarter 2012, additional expenses related to our newly acquired Canadian and Italian distributers as well as additional infrastructure to support growth. Excluding share-based compensation expense, general and administrative expenses were 6.8% of revenue in the quarter compared to 6.5% in the third quarter 2012.

Operating Income

Operating income increased 9.6% to $18.0 million, or 12.5% of revenue, compared to $16.4 million, or 14.6% of revenue in the third quarter 2012.

Tax Rate

Tax expense was $1.9 million representing a 10.5% effective tax rate compared to an income tax benefit of $850,000 in the third quarter 2012. The increase in effective tax rate is primarily due to the release of past-years’ tax provisions in the third quarter 2012 not recurring in the current period.

Net Income

Third quarter 2013 net income on an IFRS basis was $16.4 million, or $0.76 per share, based on 21.5 million weighted shares outstanding compared to net income on IFRS basis of $16.8 million, or $0.80 per share, based on 21.0 million weighted shares outstanding in the third quarter 2012.

Excluding share-based compensation expense, third quarter 2013 adjusted net income was $19.3 million, or $0.90 per diluted share, compared to adjusted net income of $18.2 million, or $0.87 per diluted share a year ago.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") had a positive impact of approximately $3.5 million on revenue, mainly due to a 5% strengthening of the Euro against the U.S. dollar average rate in the quarter compared to the third quarter 2012.

FX had a negative impact on the operating income of approximately $1.4 million mainly due to a 10% strengthening of the Israeli Shekel against the U.S. dollar average rate in the quarter compared to the third quarter 2012. Approximately 66% of the quarter’s revenue and 59% of the costs and expenses were denominated in non-U.S. dollar currencies, mainly the Israeli Shekel and the Euro.

Balance Sheet

As of September 30, 2013, the Company had cash and cash equivalents and bank deposits of $39.2 million compared to $62.1 million at December 31, 2012. The decrease was primarily attributable to the investment in our new production facility, an increase in working capital and the purchase of our Italian distributor’s business. As of September 30, 2013, the Company had $20.0 million of bank debt mainly for financing the investment in our new production facility, compared to no bank debt as of December 31, 2012.

As of September 30, 2013, working capital increased by $71.9 million to $167.0 million from $95.1 million as of December 31, 2012 mainly due to additional inventory from the acquisition of our Italian distributor’s business and the overall growth of our business. Inventories increased by $45.3 million to $158.0 million as of September 30, 2013 from $112.7 million as of December 31, 2012, mainly due to increased revenue and the additional inventory purchased following the acquisition of our Italian distributor’s business.

Compared to June 30, 2013, working capital increased by $19.0 million to $167.0 million from $148.0 million and Inventories increased by $14.3 million to $158.0 million from $143.7 million